Exhibit 99.1

Nano Dimension Leadin g Manufactur i ng into the Future Investor Presentati on November 202 2

Forward Looking Statements © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 2 This presentation of Nano Dimension Ltd . (the “Company” or “Nano Dimension”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws . Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses preliminary financial unaudited results for the third quarter and for the nine months ended September 30 , 2022 , the potential of its products, strategic growth plan, new markets, the size of its addressable market, market growth, and expected revenue growth . Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties . Actual results, performance, or achievements of Company’s could differ materially from those described in or implied by the statements in this Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31 , 2021 , filed with the SEC . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . This presentation reflects preliminary estimates with respect to certain results of Nano Dimension for the third quarter and nine months ended September 30 th, 2022 , based on currently available information . The final results may vary from the preliminary estimates .

We make… …all of these Advanced AI (Deep Learning) - led Manufacturing Solutions that are us e d by Industrial - level Organizations to 3D - print and assemble High Performance Electrical & Mechanical Applications © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 3

Our Vision © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 4 To transform A ddit i vely M anu f act ured E lectronics ( AME ) and Precision A dditive M anufacturing ( AM ) by delivering a complete Industry 4.0 solution . — Transforming Digital Designs into functioning Electronic and Mechanical D e vices… On Dema n d, Any t ime, Anywhe r e

Investment Highlights

Strongly Capitalized with a Multi-Pronged, Synergistic Growth Strategy

Built For Tomorrow's Challenges

Supply Chain Disruptions & Reshoring

Sustainability

Custom-made & Precision Manufacturing

Strong Fundamentals

$1.2 billion

Cash & cash equivalents[1]

= 14x

Net Cash used in Operating Activities[2]

Proven Growth


2020

252%

CAGR → 3 Years Running

2020-2022 annualized revenues[3]

Multi-dimensional Synergistic & Risk Averse Business Development

Multiple R&D Programs

Robust GTM Platform

Ambitious, Yet Cautious M&A Program

1 As of Sep 30, 2022; Including cash, cash equivalents, investment in trading securities and short and long-term unrestricted bank deposits;
2 Based on annualized H1 operating cash flow
3 Based on Q3 2022 annualized preliminary results

©2022 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION

5

Solving Large and Growing Challenges

Providing Solutions that Industry, OEMs, and Researchers Need Now

Problems

- Supply chain disruptions
- IP theft
- Limits of mass production
- Ongoing environmental disaster

NANODIMENSION
Electrifying Additive Manufacturing®

Solutions

- Re-shoring manufacturing
- Digitally secure manufacturing
- Custom products for many
- Technology to address environmental impact

©2022 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

6

Operating in High Growth Industries

Market Size


$100B+
Forecast Combined Market size
$16B
Today's Combined Market size
20%+
CAGR
Additive Manufacturing
Additively Manufactured Electronics
Additive Manufacturing
Additively Manufactured Electronics
2021
2030F

Source: IDTechEx - 2022-2032 printed electronics; 3D Hub's 2022 trend report

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7

The New World Local, Secure, Flexib l e, and Sustain a ble All of This Replaced by a Few of These © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 8

The Product Portfolio We Have Developed

The Critical Pieces to Manufacture High Performance Electronic and Mechanical Devices

Additive Manufacturing



DragonFly IV
Additively Manufactured Electronics



Fabrica 2.0
Micro AM



Admatec
Ceramic and Metal AM

+



Conductive and Dielectric Inks



Ceramic



Polymer



Metal

Advanced Materials & Processes


Wireless Connectivity
3D
AI
Wireless Connectivity

DeepCube
Deep Learning Based AI Platform



Robotics



SMT Suite of Products
Surface Mount Technology for Electronics



Digital Printing Platform
Printer control systems and software

+



FLIGHT
Design-to-Manufacturing
Testing, simulation, and management

Software

©2022 Nano Dimension. All Rights Reserved.
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NANODIMENSION
9

Innovation in Key Areas

Enabling Weight Reduction, Miniaturization, & Agile Innovation of Critical Components



NANODIMENSION
Electrifying Additive Manufacturing

RF Amplifier & System-in-Package
DragonFly (AME)





essemtec
A NANODIMENSION DIVISION

PCBA
Dispensing, Pick & Place
Puma (SMT)

NANODIMENSION
Electrifying Additive Manufacturing

Chip Array Socket & Connectors
Fabrica 2.0 (Micro AM)



NANOFABRICA
NANOFABRICA



ADMATEC
A NANODIMENSION DIVISION

Optical components
Admaflex (AM)

Nano Dimension. All Rights Reserved
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NANODIMENSION
10

A GTM Directly to Key Industry Verticals

Solving Problems in the Most Advanced, Competitive, and Innovative Industries

Aerospace/Defense

- 3 multi-billion-dollar defense manufacturers
- 4 Dept./Ministry of Defense (Army/Navy/Airforce)
- 3 National Security Agencies

Automotive

REHAU

Electronics & PCB

TTM Technologies

Industrial

accumold

Medical

PIEZOSKIN

R&D/Academia

ETH zürich

Testimonials

ARISTO CAST INVESTMENT CASTING

"Internal configurations and very complex cores are impossible to create in the conventional investment casting process. Now that we have the 130 [Admaflex 130] in house, we can do it."

— Jack Ziemba, CEO
Aristo-Cast, Inc.

HENSOLDT

"To have high density components quickly available with reduced effort by means of 3D printing [using AME] gives us a competitive edge in the development process of such high-end electronic systems."

— Thomas Müller, CEO
Hensoldt

iit ISTITUTO ITALIANO DI TECNOLOGIA

"The DragonFly system enables us to achieve quick results with higher quality performance than traditional manufacturing processes."

— Prof. Massimo De Vittorio
CBN-IIT

L3HARRIS

"The ability to manufacture RF systems in-house [using AME] offers an exciting new means for rapid and affordable prototyping and volume manufacturing."

— Dr. Arthur Paolella
Senior Scientist, Space and Intelligence Systems
Harris Corporation

LACROIX

"Essemtec Spider Dispenser is an extremely efficient high-precision machine. From the first use we could easily double our drops of glue per hour capacity and meet the high-quality requirements of our customers."

— Andrzej Wróblewski
Process Engineering Manager
LACROIX Electronics

REHAU

"With the DragonFly we will drive forward REHAU's "Electronics into Polymers" strategy to speed up inhouse electronics development and find new installation spaces and functions for our products."

— Dr. Philipp Luchscheider
Engineer (3D touch sensor design)
REHAU

Note: Select customers included. Not inclusive of entire customer base

©2022 Nano Dimension. All Rights Reserved.
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NANODIMENSION
11

Growth Strategy — R&D Opening New Markets

Several R&D Programs across AI, Hardware, Software, and Materials

What to look for in our R&D Milestones:

- Increased applications of AI to improve yield and throughput
- Materials science breakthroughs
- Software development for improved design and simulation
- Next-gen systems across our portfolios

Impact of Milestones:

- Opening up of additional market segments



INTEGRATED CLOUD BASED REMOTE MANUFACTURING NETWORKS INTRODUCED
$100B+
Market size
2030
2026
Next-Next-Gen
AM Systems
2025
Next-Next-Gen
AME Systems
2024
Larger Hi-Mix-Low-volume
Systems for AM
Deep Learning
integration for AM
2023
Next-Gen AME System
Deep Learning
Integration for AME & AM
2022
Multi-material
AM systems
Q4'21
DragonFly IV
= Market size

Source: IDTechEx - 2022-2032 printed electronics; 3D Hub's 2022 trend report

©2022 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION

12

Our Growth Strategy — Robust M&A

Building Up to Deliver Comprehensive Solutions to Mutual Verticals Market Segments

WE STARTED HERE ↓

Additive Manufacturing (AM)	Where we have been going ←	**Additively Manufactured Electronics (AME)**	Where we have been going →	**Electronics Manufacturing (EM)**
Solutions Based on High Performance Applications		Critical Technologies to Advancing 3D Printed Electronics		Cloud Manufacturing Led by SW and HW as Edge Devices

Synergies

- **Focused on**: Unifying a go-to-market (GTM) organization aimed at mutual verticals market segments
- **Driven by**: Synergistic technologies in hardware, software, material science and deep learning based AI

Synergistic Outputs: Scalable, Profitable Businesses

©2022 Nano Dimension. All Rights Reserved.

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NANODIMENSION 13

• DeepC u be — Nano Dimen s ion’s AI pl a tform is at t h e c en t e r of e v e r y t hi ng we do • The deep learning - based AI platform drives s e l f - improv i ng c apab ili t ies a c ros s t h e p r odu ct p o rtfolio , which de l ivers: – Better de s ign – Im p rov e d yield – High e r throu g hput Driven by Artificial Intelligence AI Software of Deep Learning Technology that Connects Devices into a Robotic Brain Wireless Connect ivity DeepCube Deep Learni ng Based AI Platform Wireless Connect ivity © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 14

Leadership in Additive Electronics

Leveraging Printing and Robotics Systems for the Electronics of the Future

AME

Additively Manufactured Electronics


DragonFly IV

DragonFly

An inkjet-based system delivers dielectric and conductive materials to produce multi-layer PCBs and electronics devices

Robotics

Advanced Robotic/Surface Mount Systems


tarantula

Suite of Robotics Driven Solutions

A series of surface mount technology (SMT) systems to service the larger value chain of electronics manufacturing

©2022 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION

15

Additive Manufacturing with Precision

Design to Production — Multi-material, Multi-product High Resolution Printing

Additive
Manufacturing Solutions



Fabrica 2.0
Micro-parts in polymer and ceramic utilizing DLP technology



Admaflex
Slurry-based 3D printing system utilizing a patented foil system and DLP technology

Printing Technology
Ink Delivery Systems



Digital Printing Platform
Inkjet solutions for AM and 2D industries that utilize inkjet technology by providing drive electronics and ink delivery systems

©2022 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION
16

Leadership in Sustainability Traditional Manufacturing vs. Sustainable AM Solutions¹ Before After CO 2 (kg/iteration) 9 4 % Less Chemic als (L/ite r atio n) 8 2 % Less Materia l s (kg/iteration) 9 8 % Less (kg/iteration) 99% Less Waste Water (L/ite r atio n) 1 0 0 % Less 1 Based on a 2021 study by HSSMI, a UK based sustainability consultant © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 17

Unparalled Global Experience / Global Outlook

Leadership Team with Experience at the Highest Positions, including 10 Former CEOs/GMs/Founders



Yoav Stern
Chairman & CEO
Veteran CEO x5



Yael Sandler
CFO



Zivi Nedivi
President
Veteran CEO x5 & Founder x2



Hanan Gino
CPO, Head of M&A
Veteran CEO x2



Neni Rubin
VP Human Resources



Nick Geddes
Senior CTO
Veteran CEO & Founder



Tamir Margalit
Senior VP R&D



Tomer Pinchas
CBO



Ziki Peled
President, EMEA
Veteran CEO x4



Dale Baker
President, Americas
Veteran CEO x3 & Founder



Dr. Eli David
CTO Deep Learning



Amit Dror
Co-Founder & CSO
Veteran CEO



Dr. Jon Donner
GM Fabrica
Veteran CEO & Founder



Franz-Zavier Sturby
GM Essemtec Division
Veteran CEO



Jaco Saurwalt
GM Admatec/Formatec
Founder

©2022 Nano Dimension. All Rights Reserved.
Distribution, Citation or Copying Without Permission is Strictly Prohibited.
NANODIMENSION
18

Worldwide Presence Poised for Accelerated Growth

Organization Overview



Netherlands
Germany
UK
U.S.
Switzerland
Israel
Hong Kong
Australia

NANODIMENSION
Electrifying Additive Manufacturing®

- ~545 employees across the globe
- ~46% in R&D & Tech/App Support
- ~35 Data scientists & Algorithm Engineers dedicated to AI development

©2022 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION Electrifying Additive Manufacturing® 19

Efficient Management Of a Strong Capital Base Prudent Stewards of $1.2 Billion in Capital & Assets Cash Balance 3 to Net Cash used in Operating Activities 4 Maintaining a St r ong Cash Position to Complet e the Vision Acquisitions Total Consideration to Revenu e — Acquiring at Reasonable Multi ples 1.4x 2.4x 2.9x 3.2x 10.3x 0x 3x 5x 8x 10x 13x Essemt ec Admatec Formatec GIS Nanoscribe 1 ExOne 2 0.3x 0.5x 2.9x 14.3x 0x 3x 6x 9x 12x 15x 1 Based on the agreement release by BICO; 2 Based on DM 10K 2021 total consideration (F - 36); revenue is based on ExOne 2020 10K; 3 Including cash, cash equivalents, investment in trading securities and short and long - term unrestricted bank deposits; 4 Based on annualized H1 operating cash flow © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 20

37 .81% 45.54% 55.19% 51.60% 52.69% 51.4 6% 20% 35% 50% 65% 80% Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 Committed to R&D to Secure Our Technological and IP Leadership Investing In Our Future R&D Exp en ses Unhindered R&D Focus With Our Strong Capital Position to Build a Lo n g Lasting Competit ive Edge $3. 7 M © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 21 $9.1 M $13.7 M $15.1 M $ 1 7.9 M $18.4 M $0 M $4 M $8 M $12 M $16 M $20 M Q1 21 Q2 21 Q3 21 Q4 21 Q1 22 Q2 22 R&D Expenses as % of Total Operating Expenses Investing in all Our Groups Products and Servi ces

$3. 4 M $10.5M $42.0M $0 . 0 $5 . 0 $10.0 $15.0 $40.0 $35.0 $30.0 $25.0 $20.0 $45.0 2020 2021 202 2 E Revenue ($M) Annual Revenue Our Efforts Showing Growing Returns Run - rate 1 Proven, Growing Traction with Our Customers 1 Based on Q3 2022 annualized preliminary results © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 22

Growing and Diversif y ing Acro s s Groups 35 30 25 20 15 10 5 0 Q1 - Q3 2021 Q1 - Q3 2022 Rev e nue ($M) Additive Electronics Accelerating, While Additive Manufacturing Emerges Revenue January — September 1 Additve Electronics Additive Manufacturing 1 Based on Q3 2022 annualized preliminary results © 20 2 2 Nano Di mension. A ll R ights R eserved. Distribution, Citation or Copying Without Permission is Strictly Prohibited. 23

Investment Highlights

Strongly Capitalized with a Multi-Pronged, Synergistic Growth Strategy

Built For Tomorrow's Challenges

Supply Chain Disruptions & Reshoring

Sustainability

Custom-made & Precision Manufacturing

Strong Fundamentals

$1.2 billion

Cash & cash equivalents[1]

= 14x

Net Cash used in Operating Activities[2]

Proven Growth


2020

252%

CAGR → 3 Years Running

2020-2022 annualized revenues[3]

Multi-dimensional Synergistic & Risk Averse Business Development

Multiple R&D Programs

Robust GTM Platform

Ambitious, Yet Cautious M&A Program

1 As of Sep 30, 2022; Including cash, cash equivalents, investment in trading securities and short and long-term unrestricted bank deposits;
2 Based on annualized H1 operating cash flow
3 Based on Q3 2022 annualized preliminary results

©2022 Nano Dimension. All Rights Reserved.

Distribution, Citation or Copying Without Permission is Strictly Prohibited.

NANODIMENSION

24

Thank You